March 30, 2007

Name and Address of Limited Partner

Dear [Limited Partner]:

Enclosed please find documentation that relates to the semi-annual tender offer to all limited partners of Special Situations Fund III, L.P. To assist you in your decision, you will find:

1.	Schedule TO - providing you with various SEC required disclosures;
2.	Notice of Tender Offer - describing the terms under which you may redeem units;
3.	A Tender Form - which must be completed and in our possession by May 1, 2007 if you plan to redeem units; and
4.	A return envelope for your convenience.

No action is required if you do not wish to redeem any portion of your units.

Feel free to contact us at (212) 319-6670, if you have any questions.

Sincerely,

Special Situations Funds